PRESS RELEASE	EXHIBIT 99.1
FOR IMMEDIATE PUBLICATION

SUBSIDIARY OF TIW ISSUES €325 MILLION SENIOR NOTES

Montréal, Canada, October 13, 2004 - Telesystem International Wireless Inc. ("TIW") announces that its subsidiary, Oskar Mobil a.s. ("Oskar Mobil") formerly known as Český Mobil a.s., has issued in a private placement €325,000,000 Senior Notes ("Notes") due 2011.

The Notes bear interest at 7.5%, payable semi-annually. Net proceeds from the offering of the Notes were approximately €314.3 million, after deducting underwriting discounts and other related expenses. The Notes are callable at our option after October 2008 at decreasing redemption prices starting at 103.75% of the principal amount of the Notes.

Concurrently with the issuance of the Notes, Oskar Mobil proceeded with an initial draw of CZK3,963 million and €24 million (in aggregate approximately €150 million) from its new senior credit facility. The new senior credit facility consists of a CZK5,033.6 million and €40.0 million (approximately €200 million in aggregate) five year amortizing tranche A maturing in 2009, and amortizing from March 2007, and a CZK1,573 million (approximately €50 million) six year tranche B repayable in full at maturity. The indebtedness under the new senior credit facility ranks pari passu with the Notes as to security. The new senior credit facility is available for drawing, on a revolving basis, over the next 24 months.

The net proceeds from the issuance of the Notes, together with the net proceeds from our initial drawdown under the new senior credit facility, were approximately €458.5 million, after deducting underwriting discounts and other related expenses. We used the net proceeds, along with some of our cash on hand, to repay in full and cancel our existing senior credit facility and to terminate certain currency and interest rate hedging agreements. We intend to use the incremental availability under the new senior credit facility and future operating cash flows to fund, among other things, the further growth of our business, including the introduction of new advanced data services and the associated network buildout requirements. As a result of the retirement of the current bank facility and the unwinding of the related hedging agreements, we anticipate recognizing a loss on early extinguishment of debt and related hedges of approximately $26 million during the fourth quarter consisting of the unrealized portion of such hedging contracts and the unamortized deferred financing costs.

The new senior credit facility and the Notes are both senior secured obligations of Oskar Mobil and are both be guaranteed on a senior secured basis by Oskar Holdings N.V. ("Oskar Holdings"), formerly known as TIW Czech N.V., and Oskar Finance B.V. (''Oskar Finance'') a newly created holding company incorporated under the laws of The Netherlands which holds the Oskar Holdings interest in Oskar Mobil. The obligations of Oskar Mobil, Oskar Holdings and Oskar Finance under the Notes and the guarantees are secured by substantially all of their respective assets.

The Notes and the guarantees have not been registered under the U.S. federal securities laws or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. We are offering the notes only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended, and to persons outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933, as amended.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About Oskar Mobil

Oskar Mobil is one of three providers of wireless telephony services in the Czech Republic. It operates using the ''Oskar'' brand, which is well known in the Czech telecommunications market and associated with competitive service offerings and tariffs, strong customer service, and a high quality network. Oskar Mobil offers voice and value added services to prepaid and postpaid customers through its GSM network, and utilizes GPRS technology to provide a suite of advanced data services.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with nearly 5.8 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

FOR INFORMATION:

INVESTORS:
JACQUES LACROIX
Telesystem International Wireless Inc.
(514) 673-8466
jlacroix@tiw.ca